Exhibit 99.100

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer

Gunnison Copper Corp. (the “Company” or “Gunnison”) Suite 2400, 1055 West Georgia Street
Vancouver, B.C., V6E 3P3

Item 2.	Date of Material Change

May 20, 2026

Item 3.	News Release

A news release announcing the material change referred to in this report was issued through Newsfile and a copy is filed on SEDAR+.

Item 4.	Summary of Material Change

On May 20, 2026, the Company announced it had obtained a receipt for the final short form base shelf prospectus (the “Final Shelf Prospectus”) filed with the securities commissions in all of the provinces and territories of Canada.

The Final Shelf Prospectus will allow the Company to offer up to C$200 million of common shares, debt securities, warrants, subscription receipts, share purchase contracts and units or any combination thereof (collectively, the “Securities”) during the 25-month period that the Final Shelf Prospectus remains effective. The Company has no present intention to offer Securities pursuant to the Final Shelf Prospectus.

Item 5.1	Full Description of Material Change

On May 20, 2026, the Company announced it had obtained a receipt for the Final Shelf Prospectus filed with the securities commissions in all of the provinces and territories of Canada.

The Final Shelf Prospectus will allow the Company to offer up to C$200 million Securities during the 25-month period that the Final Shelf Prospectus remains effective. The Company has no present intention to offer Securities pursuant to the Final Shelf Prospectus.

Securities may be offered under the Final Shelf Prospectus separately or together, offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and, subject to applicable regulations, may include “at-the-market” transactions, public offerings or strategic investments. The specific terms of any offering of Securities, if any, including the use of proceeds from such offering, will be set forth in a shelf prospectus supplement pertaining to such offering to be filed with applicable securities regulatory authorities.

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A copy of the Final Shelf Prospectus is available on SEDAR+ (www.sedarplus.ca) and also may be obtained by contacting the Corporate Secretary of the Company at 2400 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3, telephone (604) 681-8030.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Sheila Paine, Corporate Secretary Phone: (604) 681-8030

Item 9.	Date of Report

May 22, 2026

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